

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 21, 2017

Via Email
Hua Zhong
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road
Central, Hong Kong

      Re: CNOOC Limited
             Form 20-F for the Fiscal Year Ended December 31, 2016
             Filed April 21, 2017
             File No. 1-14966

Dear Mr. Zhong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year ended December 31, 2016

Information on the Company, page 19

Business Overview, page 21

Selected Operating and Reserves Data, page 23

Proved Undeveloped Reserves (PUD), page 27

1.   Revise to more clearly explain the factors that led to changes in your proved undeveloped reserves ("PUDs") during 2016. Your revised disclosure should provide the net change in reserve quantities, on a disaggregated basis, attributable to each separate cause such as changes relating to new discoveries and extensions, revisions of previous estimates,

improved recovery, acquisitions, divestitures, and the amounts converted to proved developed reserves. To the extent that that two or more unrelated factors contribute to a single line item change, indicate the net amount attributable to each factor as part of your narrative explanation so that the change in net reserves between periods is fully explained. Also, address other material changes such as the 690.4 MMBoe decrease in PUDs related to your operations in Canada. Refer to Item 1203(b) of Regulation S-K. In addition, expand the disclosure on page 30 of your annual report to better explain how the metric "reserve replacement ratio excluding economic revisions" was calculated.

2.   Describe the factors that led to the decrease in PUDs related to your operations in Canada from 835.2 MMBoe as of December 31, 2015 to 144.8 MMBoe as of December 31, 2016 and explain how you determined that the remaining PUDs meet the definitions per Rules 4-10(a)(22) and (31) of Regulation S-X. Also, tell us what quantities of your PUDs located in Canada relate to the Syncrude project and the Long Lake project as of December 31, 2016.

Regional Overview, page 32

3.   Disclosure on page 36 states that you continued the development of the Long Lake project in 2016. Expand your disclosure to provide additional information better describing your present activities in Canada, including the status of the upgrader facilities for your oil sands projects. Refer to Item 1206(b) of Regulation S-K.

Operating and Financial Review and Prospects, page 57

Results of Operations, page 62

4.   We note that you recognized a bad debt provision of approximately RMB 1,403 million in 2016 due to "risk associated with the collection of Nigeria trade receivable." Tell us about more about the circumstances that led to the recognition of this bad debt provision and quantify the amount of receivables related to your operations in Nigeria as of December 31, 2016. Provide an aging of your accounts receivable that distinguishes between current and overdue amounts with your response. In addition, tell us whether there have been recent changes related to your operations in Nigeria, including as it relates to existing economic conditions.

Notes to Consolidated Financial Statements

Note 14 – Property, Plant and Equipment, page F-47

5.   Disclosure in your annual report states that "there was no formal recommendation or decision from the business continuity planning work to suggest the future operating plan of Long Lake assets" as of December 31, 2016. In addition, we note that your net proved reserves in Canada decreased by approximately 64% from the prior year. Tell us about

the factors considered in your calculation of the value in use of the Long Lake assets based on your specific operating plans. Include information explaining the current state of the Long Lake assets, how internal forecasts reflect your future operating plans, and your basis for estimating future cash flows pursuant to IAS 36 based on the continuing use of these assets in their current condition. Also tell us how the factors that led to the decrease in your proved reserves were considered in your assessment of the recoverable amount of the Long Lake assets. Refer to paragraphs 33, 39, and 44 of IAS 36. As part of your response, please quantify the capitalized costs related to the Long Lake assets as of December 31, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources